SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.           Type of security or securities.

                  4,000,000 Shares of 5.30% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share) (the "Stock")

Item 2.           Issue, renewal or guaranty.

                  Issue

Item 3.           Principal amount of each security.

                  $25 aggregate stated capital (4,000,000 shares)

Item 4.           Rate of interest per annum of each security.

                  5.30%

Item 5.           Date of issue, renewal or guaranty of each security.

                  February 17, 2004

Item 6.           If renewal of security, give date of original issue.

                  Not Applicable


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Item 7.           Date of maturity of each security.

                  Not Applicable

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Stock to Lehman Brothers Inc., as the Underwriter, pursuant to an Underwriting Agreement dated February 5, 2004.

Item 9.           Collateral given with each security, if any.

                  Not Applicable

Item 10. Consideration received for each security.

                  $98,000,000 ($24.50 per share)

Item 11.          Application of proceeds of each security.

                  The proceeds from the sale of the Stock will be used by the Company to repay a portion of its outstanding short-term indebtedness and for other general corporate purposes.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a. the provisions contained in the first sentence of Section
                     6(b)___

                  b. the provisions contained in the fourth sentence of Section
                     6(b)___

                  c. the provisions contained in any rule of the Commission
                     other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.



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Item 15.          If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date: February 19, 2004                           ALABAMA POWER COMPANY



                                               By: /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary